UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2025

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐            No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐            No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐            No ☒

Earnings Release

Coca-Cola ANDINA

1Q25

Coca-Cola
SIN AZÚCAR
Coca-Cola
SIN AZÚCAR

Conference Call Information
Wednesday, April 30, 2025
11:00 am Chile - 11:00 am EST

Dial-IN Participants
U.S.A.: 1 (718) 866-4614
Chile: 56 (2) 2840-1484
Additional phone numbers available on the conference call link
Access code: 163263

Webcast
https://mm.closir.com/slides?id=163263

Audio
Available at www.koandina.com
Wednesday, April 30, 2025, following the Conference Call.

April 29, 2025

Contact in Santiago, Chile
Andrés Wainer, Chief Financial Officer
Paula Vicuña, Investor Relations Officer
(56-2) 2338-0520 / andina.ir@koandina.com

EXECUTIVE SUMMARY

The quarter closed with a consolidated Sales Volume of 251.0 million unit cases*, an increase of 9.7% over the same quarter of the previous year. Transactions reached 1,354.3 million in the quarter, an increase of 8.5% over the same quarter of the previous year.

The Company's reported figures are as follows:

•	Consolidated Net Sales reached CLP 888,179 million in the quarter, an increase of 10.4% compared to the same quarter of the previous year.
•	Consolidated Operating Income* reached CLP 132,813 million in the quarter, an increase of 6.6% compared to the same quarter of the previous year.
•	Consolidated Adjusted EBITDA* increased 7.3% compared to the same quarter of the previous year, reaching CLP 172,049 million in the quarter. Adjusted EBITDA margin reached 19.4%, a contraction of 56 basis points versus the same quarter of the previous year.
•	Net income attributable to the owners of the controller for the quarter was CLP 79,219 million, an increase of 11.9% compared to the same quarter of the previous year.

SUMMARY OF RESULTS - FIRST QUARTER 2025
(Figures in million CLP)	1Q24	1Q25	Var %
Sales Volume (Millions of Unit Cases)	228.8	251.0	9.7%
Net Sales	804,637	888,179	10.4%
Operating Income*	124,595	132,813	6.6%
Adjusted EBITDA*	160,412	172,049	7.3%
Net income attributable to the owners of the controller	70,814	79,219	11.9%

Comment of the Chief Executive Officer. Mr. Miguel Ángel Peirano

"We kicked off 2025 with strong performance across all four of our operations. Consolidated sales volume increased by 9.7%, driven primarily by a 21.4% growth in our Argentina franchise. This represents a recovery of 71% of the volume lost in the first quarter of 2024, a year marked by a severe economic crisis in Argentina. Brazil maintained its double-digit growth of 13.4% for the quarter. Paraguay continued on a positive trajectory, posting a 5.6% increase, while Chile also saw growth, with volume rising by 1.5%.

Our consolidated revenues reached CLP 888,179 million, an increase of 10.4%, while Adjusted EBITDA generated by the Company grew 7.3%, reaching CLP 172,049 million. In local currency, Adjusted EBITDA of our Brazilian operation grew by 15.3%, in Chile by 11.4%, in Paraguay by 10.3%, while in Argentina it fell by 1.9%.

Net income attributable to the owners of the controllers reached CLP 79,219 million, a growth of 11.9%, bringing the net margin to 8.9%, an expansion of 12 basis points.

In February, we signed a ten-year distribution agreement in Brazil covering the entire portfolio of Cerpa (Cervejaria Paraense), in addition to the distribution of Estrella Galicia and Therezópolis. This agreement further strengthens our beer portfolio in Brazil by adding both premium and local brands. Leveraging the reach and granularity of our logistics network and sales force, we expect to significantly expand Cerpa’s presence across our territory.

In light of the sustained high volume growth in our Brazilian franchise, we will increase our CAPEX plan in Brazil by approximately USD 60 million. These additional investments will be directed toward expanding our logistics and production capacities. As a result, our consolidated CAPEX for 2025 is projected to reach approximately USD 300 million.”

*The definitions used can be found in the Glossary on page 12 of this document.

COCA-COLA ANDINA
1Q25 EARNINGS RELEASE
www.koandina.com

BASIS OF PRESENTATION

The figures in the following analysis are expressed in accordance with IFRS, in nominal Chilean pesos, both for consolidated results and for the results of each of our operations. All variations with respect to 2024 are nominal.

Since Argentina has been classified as a hyperinflationary economy, in accordance with IAS 29, translation of figures from local currency to the reporting currency was performed using the closing exchange rate for the translation to Chilean pesos. Local currency figures for both 2025 and 2024 referred to in the Argentina sections are all in March 2025 currency.

Finally, a devaluation of local currencies against the U.S. dollar has a negative impact on our dollarized costs and a devaluation of local currencies against the Chilean peso has a negative impact on the consolidation of figures.

When we refer to "Argentina", it includes our subsidiaries Embotelladora del Atlántico S.A. and Empaques Argentina S.A. When we refer to "Chile", it includes the operation in Chile of Embotelladora Andina S.A., as well as its subsidiaries VJ S.A., Vital Aguas S.A., Envases Central S.A. and Re-Ciclar S.A.

CONSOLIDATED RESULTS: 1st Quarter 2025 vs. 1st Quarter 2024

(Figures in million CLP)	1Q24	1Q25	Var %
Net Sales	804,637	888,179	10.4%
Operating Income	124,595	132,813	6.6%
Adjusted EBITDA	160,412	172,049	7.3%
Net income attributable to the owners of the controller	70,814	79,219	11.9%

During the quarter, consolidated Sales Volume was 251.0 million unit cases, which represented an increase of 9.7% compared to the same period of 2024, explained by the increase in volume in all the countries where we operate. The Non-Alcoholic Beverages Segment represented 95.2% of the consolidated Sales Volume and grew 10.2%, explained by the growth of the Segment in all the countries where we operate. The Alcoholic Beverages Segment represented 4.8% of total volume and grew 0.9%, which was explained by the increase in the Segment's volume in the Chilean and Paraguayan operations, partially offset by the decrease in the Brazilian and Argentine operations. Transactions totaled 1,354.3 million during the quarter, an increase of 8.5% compared to the same quarter of the previous year.

Consolidated Net Sales reached CLP 888,179 million, an increase of 10.4%, explained by revenue growth in the four countries in which we operate, as well as by the effect of translation of figures from our Argentine subsidiary, which was partially offset by the same effect from our Brazilian operation. We continue to advance our digital transformation agenda with determination. Our B2B platform continues to show strong growth in transactions across our operations. During the first quarter, 65.5% of the Company's total net revenues were generated through our digital platforms, an increase of 29.7 percentage points compared to the same period last year. In addition, our customers' satisfaction, as assessed by the Net Promoter Score, reached 54% in the first quarter, reflecting the positive acceptance of our B2B platform.

Consolidated Cost of Sales increased 11.0%, which is mainly explained by (i) higher sales volumes in Argentina, Brazil and Paraguay, (ii) a higher cost of Pet resin, (iii) a higher cost of concentrate in Brazil, (iv) the effect of the shift in the mix towards higher unit cost products in Chile and Paraguay, (v) the effect of translation of figures from our Argentine subsidiary to the reporting currency and (vi) the effect of the devaluation of the Brazilian real on our dollarized costs. This was partially offset by (i) a lower cost of sugar, (ii) a lower cost of concentrate in Chile and (iii) the effect of translating figures from our Brazilian subsidiary to the reporting currency.

Consolidated Distribution Costs and Administrative Expenses increased 11.3%, which is mainly explained by (i) higher distribution expenses, due to higher volumes sold, (ii) higher labor costs in Brazil and Chile, (iii) the effect of translating figures from our Argentine subsidiary to the reporting currency, and (iv) higher marketing expenses in Chile. This was partially offset by (i) lower labor costs in Argentina and Paraguay and (ii) the effect of translating figures from our Brazilian subsidiary to the reporting currency.

The aforementioned effects led to a consolidated Operating Income of CLP 132,813 million, an increase of 6.6%. Operating Margin was 15.0%.

COCA-COLA ANDINA
1Q25 EARNINGS RELEASE
www.koandina.com

Consolidated Adjusted EBITDA reached CLP 172,049 million, an increase of 7.3%. Adjusted EBITDA margin was 19.4%, a contraction of 56 basis points.

Net income attributable to the owners of the controller for the quarter was CLP 79,219 million, an increase of 11.9%, and Net Margin reached 8.9%, an expansion of 12 basis points.

ARGENTINA: 1st Quarter 2025 vs. 1st Quarter 2024

	1Q24	1Q25	Var %	1Q24	1Q25	Var %
	(Figures in million CLP)			(Figures in million ARS of March 2025)
Net Sales	176,566	236,095	33.7%	230,678	266,051	15.3%
Operating Income	32,063	35,594	11.0%	41,889	40,110	-4.2%
Adjusted EBITDA	42,123	47,899	13.7%	55,032	53,977	-1.9%

Sales volume in the quarter increased 21.4%, reaching 50.7 million unit cases, explained by volume increase in the Soft Drinks, Waters and Juices and other non-alcoholic beverages categories, partially offset by the decrease in the Beers and other alcoholic beverages category. The transactions totaled 239.0 million, representing an increase of 19.4%.

Net sales amounted to CLP 236,095 million, an increase of 33.7%. In local currency, they increased by 15.3%, which was mainly explained by the aforementioned increase in volume, partially offset by the decrease in the average revenue per unit case sold.

Cost of Sales increased 41.0%, while in local currency it increased 21.6%, which is mainly explained by (i) the higher volume sold, and (ii) the higher cost of Pet resin. This was partially offset by a lower cost of sugar.

Distribution Costs and Administrative Expenses increased 35.4% in reporting currency, while in local currency they increased 16.8%, which is mainly explained by (i) higher freight and distribution costs, due to the higher volume sold, and (ii) lower other operating income classified under this item. This was partially offset by lower labor expenses.

The aforementioned effects led to an Operating Income of CLP 35,594 million, an increase of 11.0% compared to the same period of the previous year. Operating Margin was 15.1%. In local currency, Operating Income decreased 4.2%.

Adjusted EBITDA amounted to CLP 47,899 million, an increase of 13.7%. Adjusted EBITDA margin was 20.3%, a contraction of 357 basis points. Adjusted EBITDA in local currency decreased 1.9%.

BRAZIL: 1st Quarter 2025 vs. 1st Quarter 2024

	1Q24	1Q25	Var %	1Q24	1Q25	Var %
	(Figures in million CLP)			(Figures in million BRL)
Net Sales	232,910	235,260	1.0%	1,218	1,429	17.3%
Operating Income	39,617	39,437	-0.5%	207	240	15.9%
Adjusted EBITDA	49,044	48,612	-0.9%	256	295	15.3%

Sales volume for the quarter reached 91.4 million unit cases, an increase of 13.4%, explained by the volume increase in the Soft Drinks, Waters and Juices and other non-alcoholic beverages categories, partially offset by the decrease in the Beers and other alcoholic beverages category. The Non-Alcoholic Beverages segment represented 99.3% of total sales volume, and grew 14.7%, which was explained by the growth of all the segment's categories. The Alcoholic Beverages segment represented 0.7% of total volume and decreased by 55.5%, explained by the decrease in the Beer category, partially offset by the increase in the Other Alcoholic Beverages category. Transactions amounted to 485.5 million, representing an increase of 12.1%

COCA-COLA ANDINA
1Q25 EARNINGS RELEASE
www.koandina.com

Net Sales amounted to CLP 235,260 million, an increase of 1.0%. In local currency, Net Sales increased 17.3%, which was mainly explained by the aforementioned increase in volume, and to a lesser extent by the increase in the average revenue per unit case sold. Net Sales of the Non-Alcoholic Beverages segment increased 20.7% in local currency, representing 97.6% of total sales. Net Sales of the Alcoholic Beverages segment decreased 46.2% in local currency, representing 2.4% of total sales.

Cost of sales increased 3.0%, while in local currency it increased 19.6%, which is mainly explained by (i) the higher sales volume, (ii) the negative effect of the devaluation of the exchange rate on our costs, (iii) a higher cost of concentrate due to price increases, and (iv) a higher cost of Pet resin. This was partially offset by a lower cost of sugar.

Distribution and Administrative Expenses decreased 3.0% in the reporting currency. In local currency, they increased 12.7%, which is mainly explained by (i) higher distribution expenses due to higher sales volumes, (ii) higher depreciation expense, and (iii) higher labor costs and services provided by third parties.

The aforementioned effects led to an Operating Income of CLP 39,437 million, a decrease of 0.5%. Operating Margin was 16.8%. In local currency, Operating Income increased 15.9%.

Adjusted EBITDA was CLP 48,612 million, a decrease of 0.9% compared to the previous year. Adjusted EBITDA margin was 20.7%, a contraction of 39 basis points. In local currency, Adjusted EBITDA increased 15.3%

CHILE: 1st Quarter 2025 vs. 1st Quarter 2024

	1Q24	1Q25	Var %
	(Figures in million CLP)
Net Sales	323,240	341,740	5.7%
Operating Income	36,783	40,298	9.6%
Adjusted EBITDA	48,945	54,537	11.4%

During the quarter, Sales Volume reached 86.1 million unit cases, an increase of 1.5%, explained by the increase in the Water and Beer and other alcoholic beverages categories, partially offset by the decrease in the Soft Drinks and Juices and other non-alcoholic beverages categories. Transactions amounted to 489.9 million, representing an increase of 1.6%. The volume of the Non-Alcoholic Beverages segment represented 87.6% of total Sales Volume, and grew by 1.0%, which was explained by the increase in the Water category, partially offset by the decrease in the Soft Drinks and Juices and other non-alcoholic beverages categories. The volume of the Alcoholic Beverages Segment represented 12.4% of total Sales Volume, and grew 4.8%, explained by the increase in the Beer and other alcoholic beverages categories.

Net Sales reached CLP 341,740 million, an increase of 5.7%, which is mainly explained by the increase in the average revenue per unit case sold as a result of the price increases implemented, and the aforementioned volume increase. Net Sales of the Non-Alcoholic Beverages segment increased 4.5%, representing 77.7% of total sales. Net Sales of the Alcoholic Beverages Segment increased 10.1%, representing 22.3% of total sales.

Cost of sales increased 4.7%, which is mainly explained by (i) a shift in the mix towards higher unit cost products, and (ii) a higher cost of Pet resin. This was partially offset by (i) a lower cost of sugar, and (ii) a lower cost of concentrate.

Distribution and Administrative Expenses increased 6.7%, which is mainly explained by (i) higher labor costs and services provided by third parties, (ii) higher marketing expenses, and (iii) higher distribution costs.

The aforementioned effects led to an Operating Income of CLP 40,298 million, 9.6% higher when compared to the previous year. Operating Margin was 11.8%.

Adjusted EBITDA reached CLP 54,537 million, an increase of 11.4%. Adjusted EBITDA Margin was 16.0%, an expansion of 82 basis points.

COCA-COLA ANDINA
1Q25 EARNINGS RELEASE
www.koandina.com

PARAGUAY: 1st Quarter 2025 vs. 1st Quarter 2024

	1Q24	1Q25	Var %	1Q24	1Q25	Var %
	(Figures in million CLP)			(Figures in million PGY)
Net Sales	74,263	77,385	4.2%	571,298	636,814	11.5%
Operating Income	18,829	20,140	7.0%	144,650	165,873	14.7%
Adjusted EBITDA	23,081	23,738	2.8%	177,344	195,530	10.3%

During the quarter, Sales Volume reached 22.9 million unit cases, an increase of 5.6%, explained by the increase in the Soft Drinks, Waters and Beer and other alcoholic beverages categories, partially offset by the decrease in the Juices and other non-alcoholic beverages category. Transactions amounted to 139.9 million, an increase of 4.7%.

Net Sales amounted to CLP 77,385 million, an increase of 4.2%. In local currency, Net Sales increased 11.5%, which was mainly explained by the aforementioned volume increase and a higher average revenue per unit case sold.

Cost of sales in the reporting currency increased 5.5%. In local currency, it increased 12.8%, which is mainly explained by (i) the higher volume sold, (ii) a shift in the mix towards higher unit cost products, (iii) a higher cost of concentrate due to price increases, and (iv) a higher cost of Pet resin. This was partially offset by the lower cost of sugar.

Distribution and Administrative Expenses decreased 2.9%, and in local currency they increased 3.7%. This is mainly explained by higher distribution expenses, higher volume and higher tariffs, which were partially offset by lower labor costs.

The aforementioned effects led to an Operating Income of CLP 20,140 million, 7.0% higher when compared to the previous year. Operating Margin reached 26.0%. In local currency, Operating income increased 14.7%.

Adjusted EBITDA reached CLP 23,738 million, an increase of 2.8%, and Adjusted EBITDA Margin was 30.7%, a contraction of 40 basis points. In local currency, Adjusted EBITDA increased 10.3%.

COCA-COLA ANDINA
1Q25 EARNINGS RELEASE
www.koandina.com

NON-OPERATING RESULTS FOR THE QUARTER

Net Financial Income and Expenses account recorded an expense of CLP 13,726 million compared to the expense of 11,603 million in the same quarter of the previous year, mainly explained by a higher financial cost of the debt in Argentina.

Share of Profit or Loss from Investments Accounted for by the Equity Method went from a profit of CLP 1,176 million to a profit of CLP 1,380 million, which is mainly explained by higher results of subsidiaries in Chile, partially offset by lower results of subsidiaries in Brazil.

Other Income and Expenses recorded a loss of CLP 2,659 million, compared to a loss of CLP 8,985 million in the same quarter of the previous year, mainly due to lower contingency expenses in Brazil.

Results by Adjustment Units and Exchange Rate Differences went from a profit of CLP 6,406 million to a loss of CLP 2,128 million. This loss is mainly explained by a lower positive effect due to monetary restatement in Argentina. Additionally, we had a greater impact than the previous year on the UF debt held by the Company as a result of the effect of higher inflation in Chile (0.83% in 1Q24 and 1.24% in 1Q25).

Income Tax went from -CLP 40,264 million to -CLP 36,000 million, a variation that is mainly explained by lower deferred taxes in Argentina.

CONSOLIDATED BALANCE SHEET

The following are the balances of Assets and Liabilities as of the closing date of these financial statements:

	12.31.2024	03.31.2025	Variation
	Million CLP	Million CLP	Million CLP
Assets
Current assets	1,013,196	851,533	-161,663
Non-current assets	2,277,909	2,267,312	-10,597
Total Assets	3,291,104	3,118,845	-172,259

	12.31.2024	03.31.2025	Variation
	Million CLP	Million CLP	Million CLP
Liabilities
Current liabilities	906,144	663,228	-242,916
Non-current liabilities	1,370,563	1,382,655	12,092
Total Liabilities	2,276,707	2,045,884	-230,824

	12.31.2024	03.31.2025	Variation
	Million CLP	Million CLP	Million CLP
Equity
Non-controlling interests	37,988	38,017	30
Equity attributable to owners of the controller	976,409	1,034,944	58,535
Total Equity	1,014,397	1,072,961	58,564

At the end of March 2025, with respect to the end of 2024, the Argentine peso and the Paraguayan guarani depreciated against the Chilean peso by 8.8% and 6.7%, respectively, which generated a decrease in assets, liabilities and equity accounts, due to the effect of translating figures to the reporting currency. The Brazilian real appreciated by 3.0% with respect to the Chilean peso, which generated an increase in assets, liabilities and equity, due to the effect of translating figures to the reporting currency. Additionally, the figures for Argentina, in accordance with IAS 29, prior to the translation of figures, are adjusted for accumulated inflation as of the end of 2024, up to the closing currency of this report (March 2025), increasing the figures in local currency by 8.5%.

Assets

Total assets decreased by CLP 172,259 million, 5.2% compared to December 2024.

Current assets decreased by CLP 161,663 million, 16.0% compared to December 2024, which is mainly explained by (i) the decrease in Other current financial assets (-CLP 75,728 million), (ii) the decrease in Trade and other current accounts receivable (-CLP 60.637 million), due to seasonal factors, as we compare to December, the month with the highest sales of the year and, as a result, of high accounts receivable in relation to an average month; and (iii) the decrease in Cash and cash equivalents (-CLP 40,421 million).

Non-current assets decreased by CLP 10,597 million, 0.5% compared to December 2024, mainly due to the decrease in Other non-current financial assets (-CLP 7,716 million) and Intangible assets other than goodwill (-CLP 6,762 million), which is mainly explained by the effect of translating figures to the reporting currency, affecting distribution rights.

Liabilities and Equity

In total, liabilities decreased by CLP 230,824 million, 10.1% with respect to December 2024.

COCA-COLA ANDINA
1Q25 EARNINGS RELEASE
www.koandina.com

Current liabilities decreased by CLP 242,916 million, 26.8% compared to December 2024, mainly due to the decrease in Other current non-financial liabilities (-CLP 140,159 million) due to the payment of the interim dividend paid in January 2025, which was a liability in December 2024. In addition to the above decrease, there was a decrease in Trade and other current accounts payable (-CLP 72,316 million), due to seasonal factors considering that December is the month with the highest sales of the year, and therefore, a month with high accounts payable to suppliers.

On the other hand, non-current liabilities increased by CLP 12,092 million, 0.9% compared to December 2024, mainly due to the increase in Other non-current financial liabilities (CLP 7,164 million), and the increase in Deferred tax liabilities (CLP 6,017 million).

Equity increased by CLP 58,564 million, 5.8% compared to December 2024, explained by the increase in Accumulated earnings from profits obtained in the period (CLP 79,219 million) and by the restatement of equity balances in our subsidiary in Argentina, in accordance with IAS 29 (CLP 20,842 million). The increase in accumulated earnings is offset by the decrease in other reserves (-CLP 41,526 million), by the variation in the valuation of hedge derivatives and by the effects of the translation of figures.

FINANCIAL ASSETS AND LIABILITIES

CONSOLIDATED NET FINANCIAL DEBT	(million USD)
Total Financial Assets	297
Cash and cash equivalents (1)	219
Other current financial assets (1)	0
Net value of hedge derivatives (2)	78

Financial Debt	1,147
Bonds in the international market	493
Bonds in the local market (Chile)	572
Bank Debt and Others	81

Net Financial Debt	850

(1) Financial Assets corresponding to Cash and Cash Equivalents and Other current financial assets are held invested in low-risk instruments such as time deposits, short-term fixed-income mutual funds and others.

(2) Considers net effect of valuations for and against hedge derivatives.

CURRENCY EXPOSURE (%)
	Financial Assets (1)	Financial Debt (3)
CLP (Chile)	56%	41%
Unidad de Fomento (CLP indexed to inflation)	0%	43%
BRL (Brazil)	16%	15%
PGY (Paraguay)	23%	0%
ARS (Argentina)	3%	1%
USD (United States)	2%	1%
CHF (Switzerland)	0%	0%
Total	100%	100%

(3) Includes valuation of hedge derivatives.

RISK RATING
Local rating agencies	Rating
ICR	AA+
Fitch Chile	AA+

International rating agencies	Rating
Moody's	Baa1
Fitch Ratings, Inc.	BBB+

DEBT AMORTIZATION PROFILE

COCA-COLA ANDINA
1Q25 EARNINGS RELEASE
www.koandina.com

CASH FLOW

	03.31.2024	03.31.2025	Variation
	million CLP	million CLP	million CLP	%
Cash flow
Operating	72,938	101,709	28,772	39.4%
Investment	-62,521	8,967	71,488	-114.3%
Financing	-27,583	-148,871	-121,288	439.7%
Net cash flow for the period	-17,166	-38,195	-21,029	122.5%

Cash flow variations are explained as follows:

Operating activities generated a positive net cash flow of CLP 101,709 million, higher than the CLP 72,938 million recorded in the same period of 2024, mainly due to lower other payments for operating activities.

Investing activities generated a positive cash flow of CLP 8,967 million, with a positive variation of CLP 71,488 million with respect to the previous year, which is mainly explained by the sale of financial assets, partially offset by a higher investment in fixed assets (Capex).

Financing activities generated a negative cash flow of CLP 148,871 million, with a negative variation of CLP 121,288 million with respect to the previous year, which is mainly explained by a higher dividend payment in 2025.

MAIN INDICATORS

INDICATOR	Definition	Unit	Mar 25	Dec 24	Mar 24	Mar 25 vs Dec 24		Mar 25 vs Mar 24
LIQUIDITY
Current liquidity	Current Asset Current Liability	Times	1.3	1.1	1.6	14.8%		-19.8%
Acid ratio	Current Asset – Inventory Current Liability	Times	0.8	0.8	1.2	4.0%		-30.8%

ACTIVITY
Investment		Million CLP	37,522	302,519	44,643	-87.6%		-16.0%

Inventory turnover	Cost of Sales Average Inventory	Times	1.7	7.3	1.9	-76.1%		-10.6%

INDEBTEDNESS
Indebtedness ratio	Net Financial Debt* Total Equity*	Times	0.8	0.7	0.6	10.6%		33.3%

Financial exp. coverage	Adjusted EBITDA (12M) Financial Expenses* (12M) – Financial Income* (12M)	Times	10.7	12.7	15.1	-15.5%		-29.2%

Net financial debt / Adjusted EBITDA	Net Financial Debt Adjusted EBITDA (12M)	Times	1.4	1.2	1.2	16.5%		17.5%

PROFITABILITY
On Equity	Net Income Fiscal Year (12M) Average Equity	%	24.0%	25.0%	19.8%	(1.0	pp)	4.1	pp

On Total Assets	Net Income Fiscal Year (12M) Average Equity	%	7.5%	7.5%	6.6%	0.0	pp	0.9	pp

*Definitions used are contained in the Glossary on page 12 of this document.

COCA-COLA ANDINA
1Q25 EARNINGS RELEASE
www.koandina.com

Liquidity

Current Liquidity recorded a positive variation of 14.8% compared to December 2024, explained by a 26.8% decrease in current liabilities, partially offset by a 16.0% decrease in current assets.

The Acid Ratio recorded an increase of 4.0% compared to December 2024, for the reasons explained above, in addition to the increase in inventories (2.9%) in the period. Current assets excluding inventories recorded a decrease of 23.9% compared to December 2024.

Activity

At the end of March 2025, investments amounted to CLP 37,522 million, representing a decrease of 16.0% compared to the same period of 2024, mainly explained by lower productive investments and market assets (coolers) in the first part of the year.

Inventory turnover reached 1.7 times, showing a decrease of 10.6% versus the same period of 2024, explained by the increase in average inventory (24.1%) and by the 11.0% increase in the cost of sales compared to the same period of 2024.

Indebtedness

Indebtedness ratio reached 0.8 times at the end of March 2025, representing an increase of 10.6% compared to the end of December 2024. This is mainly due to a 17.0% increase in net financial debt as a result of the dividends distributed during 2025, partially offset by the 5.8% increase in equity.

The Financial Expense Coverage indicator shows a decrease of 15.5% when compared to December 2024, reaching a value of 10.7 times. This is mainly explained by the 18.9% increase in net financial expenses (rolling 12 months).

Net Financial Debt/Adjusted EBITDA reached 1.4 times at the end of March 2025, representing an increase of 16.5% compared to December 2024. This is mainly due to the 17.0% increase in Net Debt for the period.

Profitability

Return on equity reached 24.0%, 1.0 percentage point lower than the indicator measured in December 2024. The result is due to the increase in average equity (8.0%), which was higher than the increase in net income for the 12-month period (3.6%).

Return on Total Assets was 7.5%, with no variation with respect to the indicator measured in December 2024.

MACROECONOMIC INFORMATION

INFLATION
	Accumulated 3M25	L12M
Argentina*	8.52%	55.90%
Brazil	2.04%	5.48%
Chile	2.01%	4.90%
Paraguay	2.60%	4.38%

*Official inflation reported by the National Institute of Statistics and Censuses of Argentina (INDEC). It should be mentioned that the inflation used to restate Argentina's figures in accordance with IAS 29 corresponds to inflation estimated by the Central Bank of the Argentine Republic (in its Survey of Market Expectations report), which is also adjusted for the difference between the estimate (by the Central Bank) and the actual inflation of the previous month (INDEC).

EXCHANGE	Local currency/USD		CLP/local currency
RATES USED	(Average exchange rate*)		(Average exchange rate*)
	1Q24	1Q25	1Q24	1Q25
Argentina	858.0	1,074.0	1.1	0.9
Brazil	4.95	5.84	191.42	164.70
Chile	948	963	N.A	N.A
Paraguay	7,299	7,922	0.13	0.12

*Except Argentina, where the closing exchange rate is used, in accordance with IAS 29.

MARKET RISK ANALYSIS

The Company’s risk management is the responsibility of the office of the Chief Executive Officer, (through the areas of Corporate Management Control, Sustainability and Risks, which report to the office of the Chief Financial Officer), as well as each of the management areas of Coca-Cola Andina. The main risks that the Company has identified and that could possibly affect the business are as follows:

Relationship with The Coca-Cola Company

A large part of the Company’s sales derives from the sale of products whose trademarks are owned by The Coca-Cola Company, which has the ability to exert an important influence on the business through its rights under the Licensing or Bottling Agreements. In addition, we depend on The Coca-Cola Company to renew these Bottling Agreements.

COCA-COLA ANDINA
1Q25 EARNINGS RELEASE
www.koandina.com

Non-alcoholic beverage business environment

Consumers, public health officials, and government officials in our markets are increasingly concerned about the public health consequences associated with obesity, which can affect demand for our products, especially those containing sugar.

The Company has developed a large portfolio of sugar-free products and has also made reformulations to some of its sugary products, significantly reducing sugar contents of its products.

Raw material prices and exchange rate

Many raw materials are used in the production of beverages and packaging, including sugar and PET resin, the prices of which may present great volatility. In the case of sugar, the Company sets the price of a part of the volume that it consumes with some anticipation, in order to avoid having large fluctuations of cost that cannot be anticipated.

In addition, these raw materials are traded in dollars; the Company has a policy of hedging in the futures market a portion of the dollars it uses to buy raw materials.

Instability in the supply of utilities and raw materials

In the countries in which we operate, our operations depend on a stable supply of utilities, fuel and raw materials. Power outages or water shut offs as well as the lack of raw materials may result in interruptions of our production. The Company has mitigation plans to reduce the effects of eventual interruptions in the supply of utilities and raw materials.

Economic conditions of the countries where we operate

The Company maintains operations in Argentina, Brazil, Chile and Paraguay. The demand for our products largely depends on the economic situation of these countries. Moreover, economic instability can cause depreciation of the currencies of these countries, as well as inflation, which may eventually affect the Company’s financial situation.

New tax laws or modifications to tax incentives

We cannot ensure that any government authority in any of the countries in which we operate will not impose new taxes or increase existing taxes on our raw materials, products or containers. Likewise, we cannot assure that these authorities are going to uphold and/or renew tax incentives that currently benefit some of our operations.

A devaluation of the currencies of the countries where we have our operations, regarding the Chilean peso, can negatively affect the results reported by the Company in Chilean pesos

The Company reports its results in Chilean pesos, while a large part of its revenues and Adjusted EBITDA comes from countries that use other currencies. Should currencies devaluate regarding the Chilean peso, this would have a negative effect on the results of the Company, upon the translation of results into Chilean pesos.

The imposition of exchange controls could restrict the entry and exit of funds to and from the countries in which we operate, which could significantly limit our financial capacity

The imposition of exchange controls in the countries in which we operate could affect our ability to repatriate profits, which could significantly limit our ability to pay dividends to our shareholders. Additionally, it may limit the ability of our foreign subsidiaries to finance payments of U.S. dollar denominated liabilities required by foreign creditors.

Protests and demonstrations in Chile could have a material adverse effect on general economic conditions in Chile and our business and financial condition

Since October 18, 2019, in Chile there have been protests and demonstrations, which seek to reduce inequality, and include demands for better pensions, improvement in health plans and reduction of their costs, reduction in the cost of public transportation, better salaries, among others. On some occasions the demonstrations have been violent, causing damage to public and private infrastructure.

We cannot predict whether these demonstrations will significantly affect the Chilean economy, nor can we predict whether the public policies that the government implements in response to these demonstrations will have a negative impact on the economy and our business. We cannot assure you that the demonstrations and vandalism will not cause damage to our logistics and production infrastructure. So far, the Company's operations have not been materially affected.

Our business is subject to risks from pandemics such as COVID-19.

Pandemics pose the risk that we or our employees, contractors, suppliers and other partners may be limited or prevented from conducting business for an indefinite period of time, including due to shutdowns that may be requested or ordered by government authorities. In addition, we may experience disruptions in the supply of raw materials.

Pandemics and related governmental actions could adversely affect our business and results of operations, potentially in a material way.

A more detailed analysis of business risks is available in the Company’s 20-F and Annual Report, available on our website.

COCA-COLA ANDINA
1Q25 EARNINGS RELEASE
www.koandina.com

RECENT EVENTS

Resolutions General Shareholders' Meeting

The following resolutions were adopted at the General Shareholders’ Meeting of Embotelladora Andina S.A. held on April 15, 2025, among others:

1.	To approve the Annual Report, the Statement of Financial Position and the Financial Statements for the fiscal year 2024; as well as the Report of the Independent Auditors regarding the aforementioned Financial Statements;
2.	To approve the ratification of the distribution of interim dividends paid against fiscal year 2024;
3.	To approve the statement regarding the Company's dividend policy and information on the procedures used in the distribution and payment of dividends;
4.	To approve the determination of the remuneration of the directors and members of the various committees of the Company as of April 2025; as well as the annual management report, the operating budget and the expenses incurred by the Directors' Committee and the expenses of the Board of Directors;
5.	To appoint PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada as Independent Auditors for fiscal year 2025;
6.	To appoint the following companies as the Company's risk rating agencies for fiscal year 2025: Fitch Chile Clasificadora de Riesgo Limitada and International Credit Rating Clasificadora de Riesgo Limitada, as local rating agencies; and Fitch Ratings, Inc. and Moody's Ratings as international rating agencies.
7.	To approve the account on resolutions of the Board of Directors regarding transactions referred to in Articles 146 and onwards of Law No. 18,046, subsequent to the last shareholders' meeting; and,
8.	To appoint Diario Financiero as the newspaper where notices and announcements to general and special shareholders' meetings shall be published.

Interim Dividend 234

On January 31, 2025, the Company paid Interim Dividend 234: CLP 141.0 per Series A share; and CLP 155.1 per Series B share.

GLOSSARY

Adjusted EBITDA: includes Revenue, Costs of Sales, Distribution Costs and Administrative Expenses, included in the Financial Statements submitted to Chile’s Financial Market Commission and determined in accordance with IFRS, plus Depreciation.

Currency-neutral of a quarter q for a Q year is calculated using the same ratio of local currencies to the Chilean peso as the q quarter of the Q-1 year. In the case of Argentina, given that it is a hyperinflationary economy, the result of the q quarter is also deflated by inflation of the last 12 months.

Financial Expenses: correspond to interest generated by the Company’s financial debt.

Financial Income: corresponds to the interest generated by the Company's cash.

Net Financial Debt: considers the consolidated financial liability that accrues interest, i.e.: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) the sum of cash and cash equivalent; plus other current financial assets; plus other non-current financial assets (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to cover exchange rate risk and/or interest rate of financial liabilities).

Operating Income: includes Revenue, Costs of Sales, Distribution Costs and Administrative Expenses, included in the Financial Statements submitted to Chile Financial Market Commission and determined in accordance with IFRS.

Total Equity: corresponds to the equity attributable to the owners of the controller plus non-controlling interests.

Transactions: refers to the number of units sold, regardless of size.

Volume: expressed in Unit Cases (UCs), which is the conventional measurement used to measure sales volume in the Coca-Cola System worldwide.

COCA-COLA ANDINA
1Q25 EARNINGS RELEASE
www.koandina.com

ADDITIONAL INFORMATION

STOCK EXCHANGES ON WHICH WE TRADE
ANDINA-A ANDINA-B	AKO/A AKO/B

ESG INDEXES IN WHICH WE PARTICIPATE
Dow Jones Sustainability Index Chile Dow Jones Sustainability MILA Pacific Alliance Index.

NUMBER OF SHARES
TOTAL: 946,570,604	SERIES A: 473,289,301	SERIES B: 473,281,303	SHARES PER ADR: 6

ABOUT COCA-COLA ANDINA

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 57.8 million people, delivering 909.0 million unit cases or 5,161 million liters of soft drinks, juices, bottled water, beer and other alcoholic beverages during 2024. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company's value generation proposal is to become a Total Beverage Company, using existing resources efficiently and sustainably, developing a relationship of excellence with consumers of its products, as well as with its collaborators, customers, suppliers, the community in which it operates and with its strategic partner The Coca-Cola Company, in order to increase ROIC for shareholders in the long term. For more company information visit www.koandina.com.

This document may contain forward-looking statements that reflect a good faith expectation by Coca-Cola Andina and are based on currently available information. However, the results ultimately obtained are subject to a number of variables, many of which are beyond the Company's control, and which could materially impact actual performance. Among the factors that could cause a shift in performance are political and economic conditions on mass consumption, price pressures resulting from competitive discounts from other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time and that are periodically disclosed in reports to the relevant regulatory authorities and are available on our website.

COCA-COLA ANDINA
1Q25 EARNINGS RELEASE
www.koandina.com

Embotelladora Andina S.A.

First Quarter Results for the period ended March 31, 2025. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	January-March 2025					January-March 2024
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	86.1	91.4	50.7	22.9	251.0	84.9	80.5	41.7	21.7	228.8	9.7%
Transactions (Million)	489.9	485.5	239.0	139.9	1,354.3	482.0	433.0	200.1	133.6	1,248.7	8.5%

Net sales	341,740	235,260	236,095	77,385	888,179	323,240	232,910	176,566	74,263	804,637	10.4%
Cost of sales	(224,325)	(141,957)	(123,278)	(43,001)	(530,178)	(214,165)	(137,788)	(87,453)	(40,760)	(477,741)	11.0%
Gross profit	117,415	93,303	112,817	34,384	358,001	109,075	95,123	89,114	33,503	326,897	9.5%
Gross margin	34.4%	39.7%	47.8%	44.4%	40.3%	33.7%	40.8%	50.5%	45.1%	40.6%
Distribution and administrative expenses	(77,117)	(53,866)	(77,223)	(14,244)	(222,450)	(72,291)	(55,505)	(57,051)	(14,674)	(199,521)	11.5%

Corporate expenses (2)					(2,738)					(2,780)	-1.5%
Operating income (3)	40,298	39,437	35,594	20,140	132,813	36,783	39,617	32,063	18,829	124,595	6.6%
Operating margin	11.8%	16.8%	15.1%	26.0%	15.0%	11.4%	17.0%	18.2%	25.4%	15.5%
Adjusted EBITDA (4)	54,537	48,612	47,899	23,738	172,049	48,945	49,044	42,123	23,081	160,412	7.3%
Adjusted EBITDA margin	16.0%	20.7%	20.3%	30.7%	19.4%	15.1%	21.1%	23.9%	31.1%	19.9%

Financial (expenses) income (net)					(13,726)					(11,603)	18.3%
Share of (loss) profit of investments accounted for using the equity method					1,380					1,176	17.4%
Other income (expenses) (5)					(2,659)					(8,985)	-70.4%
Results by readjustement unit and exchange rate difference					(2,128)					6,406	-133.2%

Net income before income taxes					115,681					111,590	3.7%

Income tax expense					(36,000)					(40,264)	-10.6%

Net income					79,681					71,326	11.7%

Net income attributable to non-controlling interests					(462)					(512)	-9.8%
Net income attributable to equity holders of the parent					79,219					70,814	11.9%
Net margin					8.9%					8.8%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					83.7					74.8
EARNINGS PER ADS					502.1					448.9	11.9%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.

First Quarter Results for the period ended March 31, 2025.

(In local nominal currency of each period, except Argentina (3))

	January-March 2025				January-March 2024
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$
	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	86.1	91.4	50.7	22.9	84.9	80.5	41.7	21.7
Transactions (Million)	489.9	485.5	239.0	139.9	482.0	433.0	200.1	133.6

Net sales	341,740	1,428.5	266,051.5	636,814	323,240	1,217.9	230,678.4	571,298
Cost of sales	(224,325)	(861.8)	(138,919.7)	(353,745)	(214,165)	(720.9)	(114,254.2)	(313,600)
Gross profit	117,415	566.7	127,131.8	283,068	109,075	497.0	116,424.2	257,698
Gross margin	34.4%	39.7%	47.8%	44.5%	33.7%	40.8%	50.5%	45.1%
Distribution and administrative expenses	(77,117)	(327.1)	(87,021.8)	(117,196)	(72,291)	(290.2)	(74,535.1)	(113,048)

Operating income (1)	40,298	239.6	40,110.0	165,873	36,783	206.8	41,889.1	144,650
Operating margin	11.8%	16.8%	15.1%	26.0%	11.4%	17.0%	18.2%	25.3%
Adjusted EBITDA (2)	54,537	295.3	53,976.9	195,530	48,945	256.1	55,032.3	177,344
Adjusted EBITDA margin	16.0%	20.7%	20.3%	30.7%	15.1%	21.0%	23.9%	31.0%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2025 figures are presented in accordance to IAS 29, in March 2025 currency. 2024 figures are also presented in accordance to IAS 29, in March 2025 currency.

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In million Chilean pesos)

				Variation %
ASSETS	03-31-2025	12-31-2024	03-31-2024	12-31-2024	03-31-2024
Cash + Time deposits + market. Securit.	209,336	325,486	370,789	-35.7%	-43.5%
Account receivables (net)	282,288	342,733	277,422	-17.6%	1.8%
Inventories	308,804	299,971	257,453	2.9%	19.9%
Other current assets	51,105	45,007	80,604	13.6%	-36.6%
Total Current Assets	851,533	1,013,196	986,267	-16.0%	-13.7%

Property, plant and equipment	2,505,768	2,477,823	2,233,159	1.1%	12.2%
Depreciation	(1,408,985)	(1,380,049)	(1,237,744)	2.1%	13.8%
Total Property, Plant, and Equipment	1,096,783	1,097,774	995,415	-0.1%	10.2%

Investment in related companies	88,045	85,193	95,615	3.3%	-7.9%
Goodwill	145,145	144,681	149,812	0.3%	-3.1%
Other long term assets	937,339	950,261	896,747	-1.4%	4.5%
Total Other Assets	1,170,528	1,180,135	1,142,174	-0.8%	2.5%

TOTAL ASSETS	3,118,845	3,291,104	3,123,856	-5.2%	-0.2%

				Variation %
LIABILITIES & SHAREHOLDERS' EQUITY	03-31-2025	12-31-2024	03-31-2024	12-31-2024	03-31-2024
Short term bank liabilities	48,720	56,401	8,178	-13.6%	495.8%
Current portion of bonds payable	24,105	29,801	22,755	-19.1%	5.9%
Other financial liabilities	23,871	24,129	23,239	-1.1%	2.7%
Trade accounts payable and notes payable	486,445	551,451	483,009	-11.8%	0.7%
Other liabilities	80,087	244,362	78,887	-67.2%	1.5%
Total Current Liabilities	663,228	906,144	616,068	-26.8%	7.7%

Long term bank liabilities	0	0	13,444	0.0%	-100.0%
Bonds payable	991,238	1,003,864	993,965	-1.3%	-0.3%
Other financial liabilities	82,469	62,679	49,073	31.6%	68.1%
Other long term liabilities	308,948	304,020	295,520	1.6%	4.5%
Total Long Term Liabilities	1,382,655	1,370,563	1,352,001	0.9%	2.3%

Minority interest	38,017	37,988	35,882	0.1%	6.0%

Stockholders' Equity	1,034,944	976,409	1,119,905	6.0%	-7.6%

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	3,118,845	3,291,104	3,123,856	-5.2%	-0.2%

Financial Highlights

(In million Chilean pesos)

	Accumulated
ADDITIONS TO FIXED ASSETS	03-31-2025	12-31-2024	03-31-2024
Chile	16,184	75,830	16,549
Brazil	7,401	115,079	9,977
Argentina	12,341	89,694	17,349
Paraguay	1,596	21,916	768
Total	37,522	302,519	44,643

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

	By:	/s/ Andrés Wainer
	Name:	Andrés Wainer
	Title:	Chief Financial Officer

Santiago, April 29, 2025